NEWS RELEASE
--------------------------------------------------------------------------------



FOR IMMEDIATE RELEASE
Contact:          Robert Crooke
                  Reuters America Inc.
                  212-603-3587


MICHAEL GREEN TO LEAVE REUTERS BOARD
------------------------------------

London, February 16, 1999 - Reuters, the global information and news group, announced today that Michael Green, Chairman of Carlton Communications PLC, who joined the Reuters Board as a non-executive director in July 1992, has decided not to stand for re-election at the Annual General Meeting on April 20, 1999.

SIR CHRISTOPHER HOGG, Reuters Chairman, said: "Michael has been a valued member of the Board during several eventful years and all of us warmly appreciate the contribution he has made."

Mr Green served for two three-year terms.

END                                                                   (05/99)



NOTE TO EDITORS

Reuters (NASDAQ: RTRSY) supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures, reaching over 485,000 users located in 57,900 organisations. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. It extensively uses internet technologies for wider distribution of information and news. The Group employed 16,938 staff in 218 cities in 96 countries at December 31, 1998.

Reuters is the world's largest news and television agency with 2,072 journalists, photographers and camera operators in 216 bureaus serving 157 countries. News is published in 23 languages. For more details see www.reuters.com/aboutreuters

Reuters and the dotted and sphere logos are the trademarks of the Reuters Group of Companies.